Exhibit 99.1

Tuniu Announces Unaudited First Quarter 2022 Financial Results

NANJING, China, June 9, 2022 -- Tuniu Corporation (NASDAQ:TOUR) ("Tuniu" or the "Company"), a leading online leisure travel company in China, today announced its unaudited financial results for the first quarter ended March 31, 2022.

"Despite recent challenges in the external environment, we have continued to fully leverage Tuniu’s core competencies and strengths in product innovation and service quality to provide customers with safe and secure travel experiences. We will continue to focus on our mission to make travel easier while remaining dedicated to corporate social responsibility, and working with our customers and partners to overcome challenges, take on new opportunities and further promote the recovery and development of China’s travel industry." said Mr. Donald Dunde Yu, Tuniu’s founder, Chairman and Chief Executive Officer. "Reflecting the progress we’ve made in optimizing our operations, Tuniu’s operating expenses have decreased year-on-year for five consecutive quarters. We will continue to implement strict expense control measures to further lower costs and improve efficiency."

First Quarter 2022 Results

Net revenues were RMB41.5 million (US$6.5 million1) in the first quarter of 2022, representing a year-over-year decrease of 46.4% from the corresponding period in 2021. The decrease was primarily due to the negative impact brought by the outbreak and spread of COVID-19.

•	Revenues from packaged tours were RMB14.4 million (US$2.3 million) in the first quarter of 2022, representing a year-over-year decrease of 68.3% from the corresponding period in 2021. The decrease was primarily due to the resurgence of COVID-19 in certain regions in China.

•	Other revenues were RMB27.1 million (US$4.3 million) in the first quarter of 2022, representing a year-over-year decrease of 15.3% from the corresponding period in 2021. The decrease was primarily due to the decrease in the fees for advertising services provided to tourism boards and bureaus.

Cost of revenues was RMB25.7 million (US$4.0 million) in the first quarter of 2022, representing a year-over-year decrease of 47.3% from the corresponding period in 2021. As a percentage of net revenues, cost of revenues was 61.9% in the first quarter of 2022, compared to 63.0% in the corresponding period in 2021.

Gross profit was RMB15.8 million (US$2.5 million) in the first quarter of 2022, representing a year-over-year decrease of 44.8% from the corresponding period in 2021.

Operating expenses were RMB68.6 million (US$10.8 million) in the first quarter of 2022, representing a year-over-year decrease of 17.8% from the corresponding period in 2021. Share-based compensation expenses and amortization of acquired intangible assets, which were allocated to operating expenses, were RMB3.1 million (US$0.5 million) in the first quarter of 2022. Non-GAAP2 operating expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets, were RMB65.5 million (US$10.3 million) in the first quarter of 2022, representing a year-over-year decrease of 17.6%.

1 The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB 6.3393 on March 31, 2022 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/default.htm.

•	Research and product development expenses were RMB16.2 million (US$2.6 million) in the first quarter of 2022, representing a year-over-year increase of 37.3%. Non-GAAP research and product development expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB0.8 million (US$0.1 million), were RMB15.4 million (US$2.4 million) in the first quarter of 2022, representing a year-over-year increase of 41.9% from the corresponding period in 2021. The increase was primarily due to the increase in research and product development personnel related expenses.

•	Sales and marketing expenses were RMB29.8 million (US$4.7 million) in the first quarter of 2022, representing a year-over-year decrease of 15.9%. Non-GAAP sales and marketing expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB1.2 million (US$0.2 million), were RMB28.6 million (US$4.5 million) in the first quarter of 2022, representing a year-over-year decrease of 16.5% from the corresponding period in 2021. The decrease was primarily due to the decrease in promotion expenses.

•	General and administrative expenses were RMB27.7 million (US$4.4 million) in the first quarter of 2022, representing a year-over-year decrease of 38.2%. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB1.2 million (US$0.2 million), were RMB26.5 million (US$4.2 million) in the first quarter of 2022, representing a year-over-year decrease of 38.2% from the corresponding period in 2021. The decrease was primarily due to the decrease in general and administrative personnel related expenses and allowance for doubtful accounts.

Loss from operations was RMB52.8 million (US$8.3 million) in the first quarter of 2022, compared to a loss from operations of RMB54.9 million in the first quarter of 2021. Non-GAAP loss from operations, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB49.6 million (US$7.8 million) in the first quarter of 2022.

Net loss was RMB41.7 million (US$6.6 million) in the first quarter of 2022, compared to a net loss of RMB41.6 million in the first quarter of 2021. Non-GAAP net loss, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB38.4 million (US$6.1 million) in the first quarter of 2022.

2 The section below entitled "About Non-GAAP Financial Measures" provides information about the use of Non-GAAP financial measures in this press release, and the table captioned “Reconciliations of GAAP and Non-GAAP Results" set forth at the end of this press release reconciles Non-GAAP financial information with the Company's financial results under GAAP.

Net loss attributable to ordinary shareholders was RMB40.4 million (US$6.4 million) in the first quarter of 2022, compared to a net loss attributable to ordinary shareholders of RMB39.5 million in the first quarter of 2021. Non-GAAP net loss attributable to ordinary shareholders, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB37.2 million (US$5.9 million) in the first quarter of 2022.

As of March 31, 2022, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB929.5 million (US$146.6 million). The COVID-19 pandemic has negatively impacted our business operations, and will continue to impact our results of operations and cash flows for subsequent periods. Based on our liquidity assessment and management actions, we believe that our available cash, cash equivalents and maturity of investments will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next twelve months.

Business Outlook

For the second quarter of 2022, the Company expects to generate RMB32.2 million to RMB40.2 million of net revenues, which represents a 75% to 80% decrease year-over-year. This forecast reflects Tuniu’s current and preliminary view on the industry and its operations, which is subject to change.

Conference Call Information

Tuniu’s management will hold an earnings conference call at 8:00 a.m. U.S. Eastern Time, on June 9, 2022, (8:00 p.m., Beijing/Hong Kong Time, on June 9, 2022) to discuss the first quarter 2022 financial results.

To participate in the conference call, please dial the following numbers:

U.S.:	+1-888-346-8982

Hong Kong:	+852-301-84992

Mainland China:	4001-201203

International:	+1-412-902-4272

Conference ID: Tuniu 1Q 2022 Earnings Call

A telephone replay will be available one hour after the end of the conference call through June 16, 2022. The dial-in details are as follows:

U.S.:	+1-877-344-7529

International:	+1-412-317-0088

Replay Access Code: 2866159

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.tuniu.com.

About Tuniu

Tuniu (Nasdaq:TOUR) is a leading online leisure travel company in China that offers a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu covers over 420 departing cities throughout China and all popular destinations worldwide. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network, including a dedicated team of professional customer service representatives, 24/7 call centers, extensive networks of offline retail stores and self-operated local tour operators. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but are not limited to the following: Tuniu's goals and strategies; the growth of the online leisure travel market in China; the demand for Tuniu’s products and services; its relationships with customers and travel suppliers; the Company’s ability to offer competitive travel products and services; Tuniu’s future business development, results of operations and financial condition; competition in the online travel industry in China; relevant government policies and regulations relating to the Company’s structure, business and industry; the impact of the COVID-19 on Tuniu’s business operations, the travel industry and the economy of China and elsewhere generally; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the Company's unaudited consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company has provided non-GAAP information related to cost of revenues, research and product development expenses, sales and marketing expenses, general and administrative expenses, other operating income, total operating expenses, loss from operations, net loss, net loss attributable to ordinary shareholders, net loss per ordinary share attributable to ordinary shareholders-basic and diluted and net loss per ADS-basic and diluted, which excludes share-based compensation expenses and amortization of acquired intangible assets. We believe that the non-GAAP financial measures used in this press release are useful for understanding and assessing underlying business performance and operating trends, and management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and when planning and forecasting future periods. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and non-GAAP Results" set forth at the end of this press release.

A limitation of using non-GAAP financial measures excluding share-based compensation expenses and amortization of acquired intangible assets is that share-based compensation expenses and amortization of acquired intangible assets have been – and will continue to be – significant recurring expenses in the Company's business. You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

For investor and media inquiries, please contact:

China

Mary Chen

Investor Relations Director

Tuniu Corporation

Phone: +86-25-6960-9988

E-mail: ir@tuniu.com

(Financial Tables Follow)

Tuniu Corporation
Unaudited Condensed Consolidated Balance Sheets
(All amounts in thousands, except per share information)

	December 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	349,077	320,589	50,572
Restricted cash	46,521	30,318	4,783
Short-term investments	615,901	578,561	91,266
Accounts receivable, net	111,941	99,338	15,670
Amounts due from related parties	14,969	14,515	2,290
Prepayments and other current assets	337,033	361,319	56,997
Total current assets	1,475,442	1,404,640	221,578

Non-current assets
Long-term investments	201,947	207,664	32,758
Property and equipment, net	98,159	94,770	14,950
Intangible assets, net	55,376	52,583	8,295
Land use right, net	94,652	94,136	14,850
Operating lease right-of-use assets, net	48,115	37,898	5,978
Goodwill	232,007	232,007	36,598
Other non-current assets	92,111	89,607	14,135
Total non-current assets	822,367	808,665	127,564
Total assets	2,297,809	2,213,305	349,142

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities
Short-term borrowings	9,981	9,558	1,508
Accounts and notes payable	383,626	371,078	58,536
Amounts due to related parties	4,679	3,250	513
Salary and welfare payable	33,761	37,195	5,867
Taxes payable	8,004	4,461	704
Advances from customers	139,777	109,574	17,285
Operating lease liabilities, current	16,556	15,433	2,434
Accrued expenses and other current liabilities	382,629	393,919	62,142
Total current liabilities	979,013	944,468	148,989

Non-current liabilities
Operating lease liabilities, non-current	38,832	31,842	5,023
Deferred tax liabilities	12,479	11,926	1,881
Long-term borrowings	14,344	12,738	2,009
Total non-current liabilities	65,655	56,506	8,913
Total liabilities	1,044,668	1,000,974	157,902

Redeemable noncontrolling interests	27,200	27,200	4,291

Equity
Ordinary shares	249	249	39
Less: Treasury stock	(293,795)	(293,433)	(46,288)
Additional paid-in capital	9,125,748	9,126,362	1,439,648
Accumulated other comprehensive income	271,821	271,691	42,858
Accumulated deficit	(7,834,879)	(7,875,312)	(1,242,300)
Total Tuniu Corporation shareholders’ equity	1,269,144	1,229,557	193,957
Noncontrolling interests	(43,203)	(44,426)	(7,008)
Total equity	1,225,941	1,185,131	186,949
Total liabilities, redeemable noncontrolling interests and equity	2,297,809	2,213,305	349,142

Tuniu Corporation
Unaudited Condensed Consolidated Statements of Comprehensive Loss
(All amounts in thousands, except per share information)

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	March 31, 2021	December 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	RMB	US$
Revenues
Packaged tours	45,361	42,761	14,375	2,268
Others	31,999	30,642	27,104	4,276
Net revenues	77,360	73,403	41,479	6,544
Cost of revenues	(48,706)	(39,250)	(25,666)	(4,049)
Gross profit	28,654	34,153	15,813	2,495

Operating expenses
Research and product development	(11,791)	(13,494)	(16,185)	(2,553)
Sales and marketing	(35,418)	(28,612)	(29,783)	(4,698)
General and administrative	(44,744)	(46,512)	(27,658)	(4,363)
Other operating income	8,437	10,571	5,000	789
Total operating expenses	(83,516)	(78,047)	(68,626)	(10,825)
Loss from operations	(54,862)	(43,894)	(52,813)	(8,330)
Other (expenses)/income
Interest and investment income	15,283	6,171	11,524	1,818
Interest expense	(2,636)	(1,814)	(1,950)	(308)
Foreign exchange gains/(losses), net	(1,249)	4,453	129	20
Other income, net	1,086	459	659	104
Loss before income tax expense	(42,378)	(34,625)	(42,451)	(6,696)
Income tax benefit/(expense)	618	(1,450)	553	87
Equity in income/(loss) of affiliates	129	(169)	242	38
Net loss	(41,631)	(36,244)	(41,656)	(6,571)
Net loss attributable to noncontrolling interests	(2,150)	(2,348)	(1,223)	(193)
Net loss attributable to Tuniu Corporation	(39,481)	(33,896)	(40,433)	(6,378)
Net loss attributable to ordinary shareholders	(39,481)	(33,896)	(40,433)	(6,378)

Net loss	(41,631)	(36,244)	(41,656)	(6,571)
Other comprehensive loss:
Foreign currency translation adjustment, net of nil tax	3,647	(4,134)	(130)	(21)
Comprehensive loss	(37,984)	(40,378)	(41,786)	(6,592)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.11)	(0.09)	(0.11)	(0.02)
Net loss per ADS - basic and diluted*	(0.33)	(0.27)	(0.33)	(0.06)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	370,590,545	371,020,652	371,079,992	371,079,992

Share-based compensation expenses included are as follows：
Cost of revenues	54	78	77	12
Research and product development	153	136	243	38
Sales and marketing	122	129	121	19
General and administrative	1,201	770	534	84
Total	1,530	1,113	975	153

*Each ADS represents three of the Company's ordinary shares.

Reconciliations of GAAP and Non-GAAP Results
(All amounts in thousands, except per share information)

	Quarter Ended March 31, 2022
	GAAP Result	Share-based	Amortization of acquired	Non-GAAP
		Compensation	intangible assets	Result
Cost of revenues	(25,666)	77	-	(25,589)

Research and product development	(16,185)	243	534	(15,408)
Sales and marketing	(29,783)	121	1,065	(28,597)
General and administrative	(27,658)	534	637	(26,487)
Other operating income	5,000	-	-	5,000
Total operating expenses	(68,626)	898	2,236	(65,492)

Loss from operations	(52,813)	975	2,236	(49,602)

Net loss	(41,656)	975	2,236	(38,445)

Net loss attributable to ordinary shareholders	(40,433)	975	2,236	(37,222)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.11)			(0.10)
Net loss per ADS - basic and diluted	(0.33)			(0.30)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	371,079,992			371,079,992

	Quarter Ended December 31, 2021
	GAAP Result	Share-based	Amortization of acquired	Non-GAAP
		Compensation	intangible assets	Result
Cost of revenues	(39,250)	78	-	(39,172)

Research and product development	(13,494)	136	534	(12,824)
Sales and marketing	(28,612)	129	1,065	(27,418)
General and administrative	(46,512)	770	637	(45,105)
Other operating income	10,571	-	-	10,571
Total operating expenses	(78,047)	1,035	2,236	(74,776)

Loss from operations	(43,894)	1,113	2,236	(40,545)

Net loss	(36,244)	1,113	2,236	(32,895)

Net loss attributable to ordinary shareholders	(33,896)	1,113	2,236	(30,547)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.09)			(0.08)
Net loss per ADS - basic and diluted	(0.27)			(0.24)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	371,020,652			371,020,652

	Quarter Ended March 31, 2021
	GAAP Result	Share-based	Amortization of acquired	Non-GAAP
		Compensation	intangible assets	Result
Cost of revenues	(48,706)	54	-	(48,652)

Research and product development	(11,791)	153	782	(10,856)
Sales and marketing	(35,418)	122	1,065	(34,231)
General and administrative	(44,744)	1,201	681	(42,862)
Other operating income	8,437	-	-	8,437
Total operating expenses	(83,516)	1,476	2,528	(79,512)

Loss from operations	(54,862)	1,530	2,528	(50,804)

Net loss	(41,631)	1,530	2,528	(37,573)

Net loss attributable to ordinary shareholders	(39,481)	1,530	2,528	(35,423)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.11)			(0.10)
Net loss per ADS - basic and diluted	(0.33)			(0.30)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	370,590,545			370,590,545

*Basic net loss per ordinary share attributable to ordinary shareholders is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Diluted net loss per ordinary share attributable to ordinary shareholders is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method.